Exhibit 99.3
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
Supplementary Information for the Year Ended December 31, 2007

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
AND SUBSIDIARIES

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
DIRECTORS’ REPORT
FOR THE YEAR ENDED DECEMBER 31, 2007
Directors’ Report
We are pleased to submit this annual report to the members of the Company together with the audited unconsolidated and consolidated financial statements for the year ended December 31, 2007.
Directors
The directors in office at the date of this report are as follows:-

James A. Norling	(Chairman)
Chia Song Hwee	(President and CEO)
Philip Tan Yuen Fah	(Chairman of Audit Committee)
Andre Borrel
Charles E Thompson
Tsugio Makimoto
Tay Siew Choon
Peter Seah Lim Huat
Pasquale Pistorio
Steven Hugh Hamblin
Maurizio Ghirga
Directors’ Interests
According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50 (the “Act”), particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures, warrants and share options of the Company and in related corporations are as follows:

	At beginning
	of the year/
	date of	At end of
	appointment	the year

The Company— Ordinary shares fully paid

James A. Norling	36,000	36,000
Chia Song Hwee	253,083	274,018
Andre Borrel	36,060	36,060
Charles E Thompson	75,750	75,750
Tsugio Makimoto	19,000	79,000
Pasquale Pistorio	2,500,000	2,500,000
Steven Hugh Hamblin	10,000	10,000

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
DIRECTORS’ REPORT
FOR THE YEAR ENDED DECEMBER 31, 2007

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

The Company — Options to subscribe for ordinary shares

James A. Norling	58,609	—	3.46	22/02/2003 to 22/02/2007
	1,172,195	1,172,195	3.88	01/05/2002 to 01/05/2012
	58,609	—	1.86	30/08/2003 to 30/08/2007
	50,000	50,000	0.72	28/02/2004 to 28/02/2008
	60,000	60,000	1.10	29/08/2004 to 29/08/2008
	110,000	110,000	1.70	27/02/2005 to 27/02/2009
	110,000	110,000	1.16	26/08/2006 to 26/08/2010
	120,000	120,000	1.21	25/08/2007 to 25/08/2011
	—	60,000	1.07	31/08/2008 to 31/08/2012

Chia Song Hwee	20,935	—	1.00	28/11/1998 to 28/11/2007
	61,704	61,704	0.80	30/11/1998 to 29/11/2008
	26,444	26,444	0.80	30/04/1999 to 29/04/2009
	234,439	234,439	2.86	29/10/1999 to 29/10/2009
	70,331	70,331	2.86	29/04/2000 to 29/10/2009
	410,268	410,268	14.24	06/04/2001 to 06/04/2010
	527,487	527,487	10.12	03/10/2001 to 03/10/2010
	263,743	263,743	4.05	28/03/2002 to 28/03/2011
	263,743	263,743	4.26	15/08/2002 to 15/08/2011
	234,439	234,439	3.46	22/02/2003 to 22/02/2012
	2,344,391	2,344,391	1.86	30/08/2003 to 30/08/2012
	300,000	300,000	0.72	28/02/2004 to 28/02/2013
	700,000	700,000	1.10	29/08/2004 to 29/08/2013
	1,000,000	1,000,000	1.70	27/02/2005 to 27/02/2014
	220,000	220,000	1.02	30/07/2004 to 30/07/2014
	1,000,000	1,000,000	1.16	26/08/2006 to 26/08/2015
	1,000,000	1,000,000	1.21	25/08/2007 to 25/08/2016
	—	470,000	1.07	31/08/2008 to 31/08/2017

Andre Borrel	46,887	—	3.46	22/02/2003 to 22/02/2007
	46,887	—	1.86	30/08/2003 to 30/08/2007
	40,000	40,000	0.72	28/02/2004 to 28/02/2008
	45,000	45,000	1.10	29/08/2004 to 29/08/2008
	85,000	85,000	1.70	27/02/2005 to 27/02/2009
	60,000	60,000	1.16	26/08/2006 to 26/08/2010
	70,000	70,000	1.21	25/08/2007 to 25/08/2011
	—	35,000	1.07	31/08/2008 to 31/08/2012

Charles E Thompson	29,304	—	3.46	22/02/2003 to 22/02/2007
	29,304	—	1.86	30/08/2003 to 30/08/2007
	25,000	25,000	0.72	28/02/2004 to 28/02/2008
	35,000	35,000	1.10	29/08/2004 to 29/08/2008
	60,000	60,000	1.70	27/02/2005 to 27/02/2009
	60,000	60,000	1.16	26/08/2006 to 26/08/2010
	70,000	70,000	1.21	25/08/2007 to 25/08/2011
	—	35,000	1.07	31/08/2008 to 31/08/2012

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
DIRECTORS’ REPORT
FOR THE YEAR ENDED DECEMBER 31, 2007

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

Tsugio Makimoto	29,304	—	3.46	22/02/2003 to 22/02/2007
	29,304	—	1.86	30/08/2003 to 30/08/2007
	25,000	—	0.72	28/02/2004 to 28/02/2008
	35,000	—	1.10	29/08/2004 to 29/08/2008
	60,000	60,000	1.70	27/02/2005 to 27/02/2009
	60,000	60,000	1.16	26/08/2006 to 26/08/2010
	70,000	70,000	1.21	25/08/2007 to 25/08/2011
	—	35,000	1.07	31/08/2008 to 31/08/2012

Peter Seah Lim Huat	23,443	—	3.46	22/02/2003 to 22/02/2007
	46,887	—	1.86	30/08/2003 to 30/08/2007
	40,000	40,000	0.72	28/02/2004 to 28/02/2008
	45,000	45,000	1.10	29/08/2004 to 29/08/2008
	85,000	85,000	1.70	27/02/2005 to 27/02/2009
	85,000	85,000	1.16	26/08/2006 to 26/08/2010
	95,000	95,000	1.21	25/08/2007 to 25/08/2011
	—	47,500	1.07	31/08/2008 to 31/08/2012

Tay Siew Choon	29,304	—	3.46	22/02/2003 to 22/02/2007
	234,439	—	3.88	01/05/2002 to 01/05/2007
	46,887	—	1.86	30/08/2003 to 30/08/2007
	25,000	25,000	0.72	28/02/2004 to 28/02/2008
	35,000	35,000	1.10	29/08/2004 to 29/08/2008
	60,000	60,000	1.70	27/02/2005 to 27/02/2009
	60,000	60,000	1.16	26/08/2006 to 26/08/2010
	70,000	70,000	1.21	25/08/2007 to 25/08/2011
	—	35,000	1.07	31/08/2008 to 31/08/2012

Philip Tan Yuen Fah	85,000	85,000	1.70	27/02/2005 to 27/02/2009
	85,000	85,000	1.16	26/08/2006 to 26/08/2010
	95,000	95,000	1.21	25/08/2007 to 25/08/2011
	—	47,500	1.07	31/08/2008 to 31/08/2012

Pasquale Pistorio	60,000	60,000	1.16	26/08/2006 to 26/08/2010
	70,000	70,000	1.21	25/08/2007 to 25/08/2011
	—	35,000	1.07	31/08/2008 to 31/08/2012

Steven Hugh Hamblin	70,000	70,000	1.21	25/08/2007 to 25/08/2011
	—	35,000	1.07	31/08/2008 to 31/08/2012

Maurizio Ghirga	—	35,000	1.07	31/08/2008 to 31/08/2012

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
DIRECTORS’ REPORT
FOR THE YEAR ENDED DECEMBER 31, 2007
The Company — Restricted Share Units (RSUs) *

	At beginning
	of the year/
	date of	At end of
	appointment	the year

James A. Norling	—	25,450
Chia Song Hwee	—	325,230
Andre Borrel	—	14,840
Charles E Thompson	—	14,840
Tsugio Makimoto	—	14,840
Peter Seah Lim Huat	—	20,190
Tay Siew Choon	—	14,840
Philip Tan Yuen Fah	—	20,190
Pasquale Pistorio	—	14,840
Steven Hugh Hamblin	—	14,840
Maurizio Ghirga	—	14,840

(*)	RSU will vest in accordance with the terms and conditions of the RSU Plan as disclosed under “Share-Based Compensation Plans”.
The Company — Performance Share Units (PSUs) **

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Chia Song Hwee	—	240,320

(**)	PSU will vest in accordance with the terms and conditions of the PSU Plan as disclosed under “Share-Based Compensation Plans”.
Related Corporations

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Global Crossing Limited — common stock of US$0.01 each

Peter Seah Lim Huat	1,785	7,771

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
DIRECTORS’ REPORT
FOR THE YEAR ENDED DECEMBER 31, 2007

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			US$

Global Crossing Limited — Options to subscribe for common stocks of US$0.01 each

Peter Seah Lim Huat	40,000	40,000	10.16	12/01/2005 to 12/01/2014

	At beginning
	of the year/
	date of	At end of
	appointment	the year	Vesting period

Global Crossing Limited — Restricted stock units of common stock of US$0.01 each

Peter Seah Lim Huat	5,625	4,125	08/03/2005 to 08/03/2009
	3,294	—	15/08/2007
	—	2,420	12/06/2008

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Green Dot Internet Services Pte Ltd — Ordinary shares fully paid

Tay Siew Choon	30,316	—

Singapore Computer Systems Limited — Ordinary shares fully paid

Tay Siew Choon	971,000	971,000

Singapore Telecommunications Limited — Ordinary shares fully paid

Chia Song Hwee	1,610	1,610
Peter Seah Lim Huat	3,040	3,040
Tay Siew Choon	2,850	2,850
Philip Tan Yuen Fah	3,220	3,220

Singapore Technologies Engineering Ltd — Ordinary shares fully paid

Philip Tan Yuen Fah	120,686	20,000
Peter Seah Lim Huat	—	307,500

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
DIRECTORS’ REPORT
FOR THE YEAR ENDED DECEMBER 31, 2007

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

Singapore Technologies Engineering Ltd — Options to subscribe for ordinary shares

Peter Seah Lim Huat	89,000	—	1.92	13/08/2003 to 12/08/2007
	44,500	—	1.79	07/02/2004 to 06/02/2008
	40,500	—	1.86	12/08/2004 to 11/08/2008
	44,500	11,125	2.09	10/02/2005 to 09/02/2009
	44,500	11,125	2.12	11/08/2005 to 10/08/2009
	44,500	22,250	2.37	08/02/2006 to 07/02/2010
	44,500	22,250	2.57	11/08/2006 to 10/08/2010
	44,500	33,375	3.01	10/02/2007 to 09/02/2011
	44,500	33,375	2.84	11/08/2007 to 10/08/2011
	—	44,500	3.23	16/03/2008 to 15/03/2012
	—	44,500	3.61	11/08/2008 to 10/08/2012

Philip Tan Yuen Fah	55,000	—	2.29	08/02/2003 to 07/02/2007
	27,500	27,500	1.79	07/02/2004 to 06/02/2008
	27,500	27,500	1.86	12/08/2004 to 11/08/2008

	At beginning
	of the year/
	date of	At end of
	appointment	the year

SNP Corporation Ltd — Ordinary shares fully paid

Tay Siew Choon	—	197,000

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

SNP Corporation Ltd — Options to subscribe for ordinary shares

Tay Siew Choon	20,000	—	0.50	23/04/2002 to 22/04/2011
	50,000	—	0.69	17/04/2003 to 16/04/2007
	50,000	—	0.59	15/04/2004 to 14/04/2008
	70,000	—	1.19	21/04/2005 to 20/04/2009
	77,000	—	0.90	19/04/2006 to 18/04/2010

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
DIRECTORS’ REPORT
FOR THE YEAR ENDED DECEMBER 31, 2007

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

STT Communications Ltd — Options to subscribe for ordinary shares

Peter Seah Lim Huat	9,750	—	0.57	30/07/2004 to 29/07/2013
	65,000	—	1.08	29/07/2005 to 28/07/2014

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Singapore Food Industries Limited — Ordinary shares fully paid

Tay Siew Choon	676,000	676,000
Philip Tan Yuen Fah	210,000	280,000

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

Singapore Food Industries Limited — Options to subscribe for ordinary shares

Philip Tan Yuen Fah	70,000	—	0.78	09/08/2003 to 08/08/2007
	70,000	70,000	0.76	05/08/2004 to 04/08/2008
	70,000	70,000	0.80	10/06/2005 to 09/06/2009
	70,000	70,000	0.99	13/06/2006 to 12/06/2010
	70,000	70,000	0.92	11/08/2007 to 10/08/2011
	—	80,000	0.89	31/07/2008 to 30/07/2012

	At beginning
	of the year/
	date of	At end of
	appointment	the year

SMRT Corporation Ltd — Ordinary shares fully paid

Tay Siew Choon+	30,000	30,000

StarHub Ltd — Ordinary shares fully paid

Peter Seah Lim Huat	133,720	147,560

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
DIRECTORS’ REPORT
FOR THE YEAR ENDED DECEMBER 31, 2007

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

StarHub Ltd — Options to subscribe for ordinary shares

Peter Seah Lim Huat	6,250	—	0.880	29/11/2004 to 28/11/2008
	6,250	—	0.960	03/04/2005 to 02/04/2009
	12,500	6,250	0.985	27/11/2005 to 26/11/2009
	17,000	8,500	1.520	31/05/2006 to 30/05/2010

	At beginning
	of the year/
	date of	At end of
	appointment	the year

StarHub Ltd — Conditional award granted under the Starhub Restricted Stock Plan

Peter Seah Lim Huat	—	17,200

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

STATS ChipPAC Ltd — Options to subscribe for ordinary shares

Peter Seah Lim Huat	45,000	—	1.08	29/05/2007 to 28/05/2011
	40,000	—	0.925	31/10/2006 to 30/10/2010
	40,000	—	1.01	03/05/2006 to 02/05/2010
	35,000	—	1.06	11/08/2005 to 10/08/2014
	70,000	70,000	1.99	06/08/2004 to 05/08/2013
	35,000	35,000	1.91	17/02/2005 to 16/02/2014

	At beginning
	of the year/
	date of	At end of
	appointment	the year	Vesting period

STATS ChipPAC Ltd — Restricted Share Units (RSUs)

Peter Seah Lim Huat	—	20,700	16/02/2008 to 16/02/2010

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
DIRECTORS’ REPORT
FOR THE YEAR ENDED DECEMBER 31, 2007

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Telechoice International Limited — Ordinary shares fully paid

Peter Seah Lim Huat	50,000	50,000
Tay Siew Choon	60,000	60,000

Vertex Investment (II) Ltd — Ordinary shares fully paid

Tay Siew Choon*	2	2

Vertex Technology Fund Ltd — Ordinary shares fully paid

Tay Siew Choon ++	20	20

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Vertex Technology Fund (II) Ltd — Ordinary shares fully paid

Tay Siew Choon +++	500	500

Vertex Technology Fund (II) Ltd — Redeemable preference shares fully paid

Tay Siew Choon +++	500	500

*	Held in the name of United Overseas Bank Trustee Limited

+	Held in the name of DBS Nominees (Private) Limited

++	Held in the name of HSBC Trustee (Singapore) Limited

+++	Held in the name of DBS Vickers Securities Nominees (Singapore) Pte Ltd

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
DIRECTORS’ REPORT
FOR THE YEAR ENDED DECEMBER 31, 2007
Except as disclosed in this report, no director who held office at the end of the financial year had an interest in shares, debentures, warrants or share options of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.
Except as disclosed in this report and in the accompanying financial statements, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose object is to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.
Directors’ Interests in Contracts
During the financial year, one of the directors of the Company received advisory fees from a related company in his capacity as Corporate Advisor to the company for provision of strategic, organizational and corporate finance advisory services.
Except as disclosed in this report and in the accompanying financial statements, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.
Share-Based Compensation Plans
(i)	1999 Option Plan
During the financial year, the Company granted a total of 9,005,250 options to eligible participants pursuant to the Chartered Semiconductor Manufacturing Ltd Share Option Plan 1999 (the “1999 Option Plan”). The exercise prices of these options range from S$1.06 to S$1.55. The expiration dates of the options range from 31 August 2012 to 24 October 2017.
The options granted by the Company do not entitle the holders of the options, by virtue of such holding, to any rights to participate in any share issue of any other company.
The Company issued a total of 2,446,044 fully paid ordinary shares pursuant to the exercise of options granted under the 1999 Option Plan at exercise prices ranging from S$0.72 to S$1.86 for cash during the financial year.
At the end of the financial year, the number of unissued shares of the Company under option in relation to the 1999 Option Plan was 115,019,326. The exercise prices of these options range from S$0.69 to S$14.24. The expiration dates of the options range from 28 February 2008 to 24 October 2017.
The basis upon which the option may be exercised and other details of the Company’s 1999 Option Plan are set out in the accompanying consolidated financial statements.
(ii)	ESPP 2004 Plans
During the financial year, the Company issued a total of 1,284,170 fully paid ordinary shares pursuant to the Chartered Semiconductor Manufacturing Ltd Employee Purchase Plan 2004 (the “Chartered ESPP 2004”) and the share purchase plan for the employees of Silicon Manufacturing Partners Pte Ltd (the “SMP ESPP 2004”), collectively “ESPP 2004 Plans” at prices from S$1.02 to S$1.40.
The basis upon which the shares are issued and other details of the Company’s ESPP 2004 Plans are set out in the accompanying consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
DIRECTORS’ REPORT
FOR THE YEAR ENDED DECEMBER 31, 2007
(iii)	RSU Plan and PSU Plan
In April 2007, the Company’s shareholders approved the “Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007” (the “RSU Plan”) and the “Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007” (the “PSU Plan”), under which restricted share units (“RSUs”) and performance share units (“PSUs”) in respect of ordinary shares in the capital of the Company will, respectively, be granted, free of payment, to selected employees.
RSU Plan
The RSU Plan is a share-based incentive designed to reward, retain and motivate the Company’s employees. The RSU Plan also extends to employees of Silicon Manufacturing Partners Pte Ltd (“SMP”), an associated company of the Company. Each RSU will entitle the holder to one ordinary share of the Company. The RSUs awarded will vest equally on each of the anniversaries of the grant date of the award until the end of the vesting period (each such date, a “Vesting Date”), and ordinary shares will be issued provided the employee remains employed by the Company through such anniversary dates; otherwise the unvested RSUs will be forfeited.
During the financial year, a total of 4,060,510 RSUs were granted by the Company. These RSUs have a vesting schedule of three years. As at the end of the financial year, 4,035,980 RSUs remained outstanding as 24,530 RSUs were forfeited during the period from the date of grant to December 31, 2007.
The RSUs granted by the Company do not entitle the holders of the RSUs, by virtue of such holding, to any rights to participate in any share issue of any other company.
PSU Plan
The PSU Plan is a share-based incentive for senior executives in key positions who are able to drive the strategic direction and performance of the Company. Each PSU will entitle the holder to one ordinary share of the Company. The PSUs awarded will generally vest at the end of the requisite service period and vesting of the awards is contingent upon the achievement of certain pre-determined conditions which will be established at the grant date. Ordinary shares will be issued provided the employee remains employed by the Company at the end of the requisite service period.
During the financial year, a total of 2,315,630 base number of PSUs that may be awarded at the end of a three-year vesting period were granted. As at the end of the financial year, all 2,315,630 PSUs remained outstanding as no PSUs were vested or forfeited during the period from the date of grant to December 31, 2007.
The PSUs granted by the Company do not entitle the holders of the PSUs, by virtue of such holding, to any rights to participate in any share issue of any other company.
Other details of the RSU Plan and the PSU Plan are set out in the accompanying consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
DIRECTORS’ REPORT
FOR THE YEAR ENDED DECEMBER 31, 2007
Except as set out above and in the accompanying financial statements:
(i)	during the financial year, there were no options granted by the Company or its subsidiaries to any person to take up unissued shares in the Company or its subsidiaries;

(ii)	during the financial year, there were no shares issued by virtue of any exercise of option to take up unissued shares of the Company or its subsidiaries; and

(iii)	as at the end of the financial year, there were no unissued shares of the Company or its subsidiaries under options granted by the Company or its subsidiaries.
Audit Committee
The financial statements, accounting policies and system of internal accounting controls are the responsibility of the Board of Directors acting through the Audit Committee. The Committee met during the year to review the scope of work of the internal auditors and of the statutory auditors, and the results arising therefrom, including their evaluation of the system of internal controls. The Committee reviewed the independence of the statutory auditors, as well as the assistance given by the Company’s officers to the auditors. The announcements of results and the audited financial statements were reviewed by the Committee prior to their submission to the directors of the Company for adoption.
The Committee has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.
Auditors
The auditors, KPMG, have indicated their willingness to accept re-appointment.
On behalf of the Board of Directors
JAMES A. NORLING
Chairman
CHIA SONG HWEE
President and CEO
Singapore
February 27, 2008

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
STATEMENT BY DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2007
In our opinion:
(a)	the financial statements set out on pages F-2 to F-47, F-49 and F-50 are drawn up so as to give a true and fair view of the consolidated and unconsolidated state of affairs of the Company as at December 31, 2007 and of the consolidated results of the business, consolidated and unconsolidated changes in equity and consolidated cash flows of the Company for the year ended on that date; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.
The Board of Directors has authorized these financial statements for issue on the date of this statement.
On behalf of the Board of Directors
JAMES A. NORLING
Chairman
CHIA SONG HWEE
President and CEO
Singapore
February 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders of Chartered Semiconductor Manufacturing Ltd:
We have audited the financial statements of Chartered Semiconductor Manufacturing Ltd and subsidiaries (the “Group”) as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 and have issued our report thereon dated March 7, 2008.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion:
(a)	the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the “Act”) to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2007 and of the statements of operations, comprehensive income (loss), shareholders’ equity and cash flows of the Group for the year ended on that date; and

(b)	the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.
KPMG
Certified Public Accountants
Singapore
March 7, 2008